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                              November 1, 2021

       Haitham Khouri
       Chief Executive Officer and Director
       Perimeter Solutions, SA
       12E rue Guillaume Kroll, L-1882 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Perimeter
Solutions, SA
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 25,
2021
                                                            File No. 333-259237

       Dear Mr. Khouri:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4, Filed October 25, 2021

       The Business Combination
       Background of the Business Combination, page 78

   1. We note your response to our prior comment number 7. Please confirm that all material analyses, including
those of comparable companies or transactions, relied upon by the
                                                        Board are disclosed in
the registration statement. With respect to the projections, please also revise to
state how the Board considered the effect of the passage of time over the five-year
projection period and how this may affect the reliability of the projections, particularly in later
years, or include a negative statement to that effect.
 Haitham Khouri
FirstName  LastNameHaitham  Khouri
Perimeter Solutions, SA
Comapany 1,
November   NamePerimeter
              2021        Solutions, SA
November
Page 2     1, 2021 Page 2
FirstName LastName
       You may contact Jenn Do at 202-551-3743 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Flora Perez, Esq.